Exhibit 99.1

Execution Copy

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

LICENSE AGREEMENT

between

NOVARTIS PHARMA AG

and

MIDATECH LIMITED

Dated as of 6 June 2017

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1

ARTICLE 2 GRANT OF RIGHTS		14

2.1.	Grants to Midatech	14

2.2.	Sublicenses	14

2.3.	Retention of Rights; Limitations Applicable to License Grants	14

2.4.	Grant to Novartis	15

ARTICLE 3 DEVELOPMENT, REGULATORY AND COMMERCIALIZATION ACTIVITIES; REPRESENTATIVE		15

3.1.	Development	15

3.2.	Regulatory Activities	17

3.3.	Commercialization	18

3.4.	Supply of API	19

3.5.	Statements and Compliance with Applicable Law	19

3.6.	Subcontracting	19

3.7.	Representatives	19

ARTICLE 4 PAYMENTS AND RECORDS		20

4.1.	Upfront Payment	20

4.2.	Milestones	20

4.3.	Royalties	21

4.4.	Royalty Payments and Reports	22

4.5.	Voucher Payment	22

4.6.	Mode of Payment; Offsets	23

4.7.	Currency Exchange Rate	23

i

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

4.8.	Taxes	23

4.9.	Interest on Late Payments	24

4.10.	Financial Records	24

4.11.	Audit	24

4.12.	Audit Dispute	24

ARTICLE 5 INTELLECTUAL PROPERTY		25

5.1.	Ownership of Intellectual Property	25

5.2.	Maintenance and Prosecution of Patents	25

5.3.	Enforcement of Patents	25

5.4.	Invalidity or Unenforceability Defenses or Actions	26

5.5.	Corporate Names	27

5.6.	Orange Book Listing	27

ARTICLE 6 CONFIDENTIALITY AND NON-DISCLOSURE		27

6.1.	Confidentiality Obligations	27

6.2.	Permitted Disclosures	28

6.3.	Use of Name	29

6.4.	SEC Filings and Other Disclosures	29

6.5.	Public Announcements	30

6.6.	Publications	30

6.7.	Return of Confidential Information	31

ARTICLE 7 REPRESENTATIONS AND WARRANTIES		31

7.1.	Mutual Representations and Warranties	31

7.2.	Additional Representations and Warranties of Novartis	32

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

7.3.	Additional Representations and Warranties of Midatech	32

7.4.	DISCLAIMER OF WARRANTIES	33

7.5.	ADDITIONAL WAIVER	33

ARTICLE 8 INDEMNITY		33

8.1.	Indemnification of Novartis	33

8.2.	Indemnification of Midatech	34

8.3.	Indemnification Procedures	34

8.4.	Special, Indirect and Other Losses	36

8.5.	Insurance	36

ARTICLE 9 TERM AND TERMINATION		37

9.1.	Term and Expiration	37

9.2.	Termination	37

9.3.	Rights in Bankruptcy	38

9.4.	Consequences of Termination	38

9.5.	Remedies	38

9.6.	Accrued Rights; Surviving Obligations	38

ARTICLE 10 MISCELLANEOUS		39

10.1.	Force Majeure	39

10.2.	Export Control	39

10.3.	Assignment	40

10.4.	Severability	40

10.5.	Dispute Resolution	40

10.6.	Governing Law, Jurisdiction and Service	40

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.7.	Notices	41

10.8.	Entire Agreement; Amendments	43

10.9.	English Language	43

10.10.	Equitable Relief	43

10.11.	Waiver and Non-Exclusion of Remedies	44

10.12.	No Benefit to Third Parties	44

10.13.	Further Assurance	44

10.14.	Relationship of the Parties	44

10.15.	References	44

10.16.	Construction	45

10.17.	Counterparts	45

10.18.	Midatech Parent Co. Guaranty	46

SCHEDULES

Schedule 1.58 – Licensed Patents
Schedule 3.1.2 – Development Plan
Schedule 6.5 – Announcement of License
Schedule 7.2.3 - Licensed Patents [***]

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

LICENSE AGREEMENT

This License Agreement (the “Agreement”) is made and entered into effective as of 6 June 2017 (the “Effective Date”) by and between Novartis Pharma AG, a company organized under the laws of Switzerland, having its principal place of business at Forum 1, Novartis Campus, 4056 Basel, Switzerland (“Novartis”) and Midatech Limited, a company incorporated in England and Wales under registration number 04097593, whose registered office is at 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RQ United Kingdom (“Midatech”).  Novartis and Midatech are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, Novartis owns and controls certain Licensed Patents (as defined herein) in the Territory (as defined herein); and

WHEREAS, Novartis wishes to grant a [***] license to Midatech and Midatech wishes to take a [***] license under such Licensed Patents to develop and commercialize Licensed Products (as defined herein) in the Territory, in each case in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1
DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1          “Accounting Standards” means, with respect to Midatech, the IFRS (International Financial Reporting Standards), as generally and consistently applied throughout Midatech’s organization.  Midatech shall promptly notify Novartis in the event that it changes its Accounting Standards pursuant to which its records are maintained, it being understood that Midatech may only use internationally recognized accounting principles.

1.2          “Affiliate” means, with respect to a Party, any Person that controls, is controlled by, or is under common control with that Party.  For the purpose of this definition, “control” shall mean, direct or indirect, ownership of more than fifty percent (50%) of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than fifty percent (50%) of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby the entity or person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.3          “Agreement” has the meaning set forth in the preamble hereto.

1.4          “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act 2010, as amended, and any other applicable anti-corruption laws and laws for the prevention of fraud, racketeering, money laundering or terrorism.

1.5          “API” means panobinostat, panobinostat lactate, or any other salt, ester or form of panobinostat.

1.6          “Applicable Law” means applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of the Regulatory Authorities, that may be in effect from time to time, including the FFDCA and the Anti-Corruption Laws.

1.7          “Auditor” has the meaning set forth in Section 4.12.

1.8          “Authorized Generic Version” means:

(i)          in the United States, with respect to a pharmaceutical product that has been approved under Section 505(c) of the FFDCA (i.e., a “full” application under 505(b)(1) or an application under 505(b)(2)), any other pharmaceutical product that is sold under the Drug Approval Application for the first product or any supplement or amendment to such Drug Approval Application, and that is marketed, sold or distributed directly or indirectly to retail class of trade with labeling, packaging (other than repackaging as the listed drug in blister packs, unit doses or similar packaging for use in institutions), product code, labeler code, trade name or Trademark that differs from that of the listed pharmaceutical product; or

(ii)          with respect to a pharmaceutical product sold outside the United States, any other pharmaceutical product that is identical in terms of the qualitative and quantitative composition of the active substance(s) and the pharmaceutical form to the first product and that is sold under the Drug Approval Application for the first product or any supplement or amendment to such Drug Approval Application, and that is marketed, sold or distributed directly or indirectly to retail class of trade with labeling, packaging, product code, labeler code, trade name or Trademark that differs from that of the listed pharmaceutical product.

1.9          “Breaching Party” has the meaning set forth in Section 9.2.1.

1.10        “Business Day” means a day other than a Saturday or Sunday or a day on which banking institutions in New York, New York, U.S.A., Basel, Switzerland or London, England are permitted or required to be closed.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.11        “Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1, except that the first Calendar Quarter of the Term shall commence on the Effective Date and end on the day immediately prior to the first to occur of January 1, April 1, July 1 or October 1 after the Effective Date and the last Calendar Quarter shall end on the last day of the Term.

1.12        “Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year of the Term shall commence on the Effective Date and end on December 31 of the year in which the Effective Date occurs and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Term.

1.13        “CED Device” means any medical device(s), the Intellectual Property Rights to which are Controlled by Midatech, which is(are) used to administer Licensed Products, to the human brain via Convection-Enhanced Delivery.

1.14        “Clinical Trial” means, as to a specific Licensed Product for a specific Indication, (i) a clinical study conducted in humans in accordance with GCP to demonstrate or confirm the therapeutic benefit of the Licensed Product in such Indication and to provide an adequate basis for obtaining Regulatory Approval, as described in ICH Guideline E8, General Considerations for Clinical Trials or (ii) such other clinical study conducted in humans in accordance with GCP for the intended purpose of obtaining Regulatory Approval of the Licensed Product.

1.15        “cGMP” means current good manufacturing practices as set forth in 21 C.F.R. Parts 210 and 211, and comparable regulatory standards promulgated by the EMA or other Regulatory Authority in the Territory, as applicable, as such standards may be updated from time to time.

1.16        “Combination Product” means a product that is comprised of a Licensed Product together with one (1) or more other products and is sold either as a fixed dose or as separate doses in a single package.

1.17        “Commercialization” means any and all activities directed to the preparation for sale of, offering for sale of or sale of a Licensed Product, including activities related to marketing, promoting, selling, distributing and importing such Licensed Product and interacting with Regulatory Authorities regarding any of the foregoing.  When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.18        “Confidential Information” has the meaning set forth in Section 6.1.

1.19        “Contingent Voucher Proceeds” has the meaning set forth in Section 4.5.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.20        “Control” means, with respect to any item of Information, Regulatory Documentation, material, Patent or other Intellectual Property Right, possession of the right, whether directly or indirectly and whether by ownership, license or otherwise (other than by operation of the license and other grants in Section 2.1), to grant a license, sublicense or other right (including the right to reference Regulatory Documentation) to or under such Information, Regulatory Documentation, material, Patent or other Intellectual Property Right as provided for herein without violating the terms of any agreement with any Third Party.

1.21        “Convection-Enhanced Delivery” means the delivery of a pharmaceutical or biologic product to the brain or to brain tumors via catheters through which such pharmaceutical or biologic product is delivered using low–positive-pressure bulk flow.

1.22        “Corporate Names” means the Trademarks, names and logos as Novartis may designate in writing from time to time, including any Trademarks used by Novartis or its Affiliates for the commercialization of the Reference Product.

1.23        “Development” means all activities related to pre-clinical and other non-clinical testing, test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, qualification and validation, quality assurance/quality control, clinical studies, including Manufacturing in support thereof, statistical analysis and report writing, the preparation and submission of Drug Approval Applications, regulatory affairs with respect to the foregoing and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Regulatory Approval.  When used as a verb, “Develop” means to engage in Development.

1.24        “Development Plan” has the meaning set forth in Section 3.1.2.

1.25        “Dispute” has the meaning set forth in Section 10.5.

1.26        “Dollars” or “$” means United States Dollars.

1.27        “Drug Approval” means an approval granted by the appropriate Regulatory Authority to market a Licensed Product or Reference Product (as the context admits) in the Field in any particular jurisdiction in the Territory; provided, “Drug Approval” includes any and all marketing authorizations, but excludes any and all Pricing Approvals and Reimbursement Approvals.

1.28        “Drug Approval Application” means a New Drug Application as defined in the FFDCA or any corresponding foreign application in the Territory, including, with respect to the European Union, a Marketing Authorization Application filed with the EMA pursuant to the centralized approval procedure or with the applicable Regulatory Authority of a country in Europe with respect to the decentralized or mutual recognition or any other national approval, but excluding any and all applications for Pricing Approvals and Reimbursement Approvals.

1.29        “Effective Date” has the meaning set forth in the preamble hereto.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.30        “EMA” means the European Medicines Agency and any successor agency thereto.

1.31        “European Union” or “EU” means the economic, scientific and political organization of member states as it may be constituted from time to time, which as of the Effective Date consists of Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland and that certain portion of the Republic of Cyprus included in such organization.

1.32        “Exploit” means to research, Develop, Commercialize, register, Manufacture, have Manufactured, hold or keep (whether for disposal or otherwise), use, have used, export, or transport.  “Exploitation” means the act of Exploiting a compound, product or process.

1.33        “FDA” means the United States Food and Drug Administration and any successor agency thereto.

1.34        “FFDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions and modifications thereto).

1.35        “Field” means the treatment of brain cancer in humans, administered by Convection-Enhanced Delivery.

1.36        “First Commercial Sale” means, with respect to a Licensed Product and a country, the first sale by Midatech or an Affiliate, or a sublicensee or distributor of Midatech or an Affiliate for monetary value for use or consumption by the end user of such Licensed Product in such country after Drug Approval for such Licensed Product has been obtained in such country.  Supply of Licensed Product for clinical trial purposes or prior to receipt of Regulatory Approval for such Licensed Product, such as so-called “treatment IND supply,” “named patient supply,” and “compassionate use supply,” shall not be construed as a First Commercial Sale.  Notwithstanding the foregoing, in the event that a particular country in the Territory authorizes the sale of a Licensed Product prior to Drug Approval based on an unsolicited request from a treating institution, and such request leads to a commercial sale of Licensed Product, such sale would be included within the definition of First Commercial Sale.

1.37        “Good Clinical Practices” or “GCP” means the then-current standards, practices and procedures promulgated or endorsed by the FDA as set forth in the guidelines entitled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” including related regulatory requirements imposed by the FDA and comparable regulatory standards, practices and procedures promulgated by the EMA or other Regulatory Authority in the Territory, as applicable, as such standards, practices and procedures may be updated from time to time, including applicable quality guidelines promulgated under the ICH.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.38        “Good Distribution Practices” or “GDP” means the regulatory standards and principles and guidelines of good distribution practice as in force from time to time relating to the warehousing, storage and physical distribution of medicinal products established by the relevant Regulatory Authority, including without limitation  the guidelines for Good Distribution Practice as promulgated in “Guidelines of 5 November 2013 on Good Distribution Practice of medicinal products for human use” (2013/C 343/01), as amended from time to time.

1.39        “Good Laboratory Practices” or “GLP” means the then-current good laboratory practice standards promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58, and comparable regulatory standards promulgated by the EMA or other Regulatory Authority applicable to any country in the Territory, as such standards may be updated from time to time, including applicable quality guidelines promulgated under the ICH.

1.40        “Governmental Authority” means any multi-national, federal, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).

1.41        “Government Official” means (i) any Person employed by or acting on behalf of a government, government-controlled agency or entity or public international organization, (ii) any political party, party official or candidate, (iii) any Person who holds or performs the duties of an appointment, office or position created by custom or convention or (iv) any Person who holds himself out to be the authorized intermediary of any of the foregoing.

1.42        “Guarantor” has the meaning set forth in Section 10.18.

1.43        “Hatch-Waxman Act” means the U.S. “Drug Price Competition and Patent Term Restoration Act” of 1984.

1.44        “ICH” means the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use.

1.45        “ICH Guidelines” means the guidelines of the ICH.

1.46        “IIT” has the meaning set forth in Section 6.2.4.

1.47        “IFRS” shall mean International Financial Reporting Standards, consistently applied.

1.48        “Improvement” means any invention, discovery, development or modification with respect to a Licensed Product or relating to the Exploitation thereof, whether or not patented or patentable, including any enhancement in the efficiency, operation, Manufacture, ingredients, preparation, presentation, formulation, means of delivery or dosage of such Licensed Product, any discovery or development of any new Indication or expansion of an Indication for such Licensed Product, or any discovery or development that improves the stability, safety or efficacy of such Licensed Product.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.49        “IND” means (i) an investigational new drug application filed with the FDA, and its equivalent in other countries or regulatory jurisdictions, for authorization to commence clinical studies and (ii) all supplements and amendments that may be filed with respect to the foregoing.

1.50        “Indemnification Claim Notice” has the meaning set forth in Section 8.3.1.

1.51        “Indemnified Party” has the meaning set forth in Section 8.3.1.

1.52        “Indication” means a primary sickness or medical condition or any interruption, cessation or disorder of a particular bodily function, system or organ (each a “disease”) requiring a separate Pivotal Registration Clinical Trial to obtain Regulatory Approval to market and sell a product for such disease.

1.53        “Information” means all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including: biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols, assays and biological methodology, in each case (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed.

1.54        “Infringement” has the meaning set forth in Section 5.3.1.

1.55        “Insolvency Event” has the meaning set forth in Section 9.2.4.

1.56        “Intellectual Property Rights” means all copyrights, trade secrets, Trademarks,  Patents, Information and any and all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction.

1.57        “Knowledge” means actual knowledge, but without any duty to conduct any investigation with respect to such facts and information.

1.58        “Licensed Patents” means the Patents listed on Schedule 1.58, as well as any reissues, reexaminations, continuations, continuations-in-part (but only to the extent the claims thereof are entirely supported in the specification of at least one of the Patents identified on Schedule 1.58 and entitled to the priority date thereof) or divisionals or corresponding foreign patents or applications thereof, or any Patents claiming priority to one or more applications to which one or more of the aforesaid Patents claim priority (including continuations-in-part, but only to the extent the claims thereof are entirely supported in the specification of at least one of the Patents identified on Schedule 1.58 and entitled to the priority date of the parent application).

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.59        “Licensed Product” means any product for use in the Field which, but for the licenses granted to Midatech under this Agreement would infringe, or is covered by, one or more Licensed Patents, in any and all forms, presentations, dosages and formulations

1.60        “Losses” has the meaning set forth in Section 8.1.

1.61        “Major Market” means one or more of France, Germany, Italy, Japan, Spain and the United Kingdom.

1.62        “Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding of a product or any intermediate thereof, including process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

1.63        “Material Anti-Corruption Law Violation” means a violation by Midatech or a Sublicensee of an Anti-Corruption Law relating to the subject matter of this Agreement that would, if it were publicly known, in the reasonable view of Novartis, have a material adverse effect on Novartis or on the reputation of Novartis because of its relationship with Midatech.

1.64        “MHLW” means the Ministry of Health, Labor and Welfare of Japan, and any successor agency thereto.

1.65        “Midatech” has the meaning set forth in the preamble hereto.

1.66        “Midatech Information and Improvements” has the meaning set forth in Section 5.1.1.

1.67        “Net Sales” means the gross amount billed or invoiced (for the avoidance of doubt, excluding VAT) by Midatech, its Affiliates or its or their respective Sublicensees (including distributors of Authorized Generic Versions of Licensed Product(s)) hereunder in the Territory for any Licensed Product sold to Third Parties (other than Sublicenses or distributors of Authorized Generic Versions of Licensed Product(s)), on a country-by-country basis, less the following deductions, applied in accordance with Midatech’s Accounting Standards, for:

[***]

With respect to the calculation of Net Sales:

(i)          Net Sales only include the value charged or invoiced on the first arm’s length sale to a Third Party and sales between or among Midatech and its Affiliates and Sublicensees shall be disregarded for purposes of calculating Net Sales;

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

(ii)          If a Licensed Product is delivered to the Third Party before being invoiced (or is not invoiced), Net Sales will be calculated at the time all the revenue recognition criteria under Midatech’s Accounting Standards are met; and

(iii)          In the event and to the extent that the Licensed Product is sold, or partly sold, as a Combination Product, that proportion of  Net Sales will be calculated by multiplying the Net Sales of the Combination Product by the fraction, A/(A+B) where A is the weighted (by number of doses per Combined pack) average sale price in the relevant country of the Licensed Product containing the API as the sole active ingredient in finished form, and B is the weighted average sale price (by number of doses per combined pack) in that country of the product(s) containing the other component(s) as the sole active ingredient(s) in finished form.  Regarding prices comprised in the weighted average price when sold separately referred to above, if these are available for different dosages from the dosages of API and other active ingredient components that are included in the Combination Product, then Midatech shall be entitled to make a proportional adjustment to such prices in calculating the royalty-bearing Net Sales of the Combination Product. If the weighted average sale price cannot be determined for the Licensed Product or other product(s) containing the single API or component(s), the calculation of Net Sales for Combination Products will be agreed by the Parties based on the relative value contributed by each component (each Party’s agreement not to be unreasonably withheld or delayed).

1.68        “Net Voucher Proceeds” means the net proceeds received by Midatech or its Affiliate or Sublicensee from a Voucher Sale (taking into account [***], incurred by Midatech or its Affiliate or Sublicensee which are [***]). In the event that (i) the net proceeds received by Midatech or its Affiliate or Sublicensee in a Voucher Sale are in the form of non-public securities or other non-cash consideration, or (ii) Midatech or its Affiliate or Sublicensee does not engage in a Voucher Sale and instead uses the Voucher for its own benefit, the fee payable to Novartis shall be determined [***]. If Midatech and Novartis are unable to agree on the [***] of the Voucher within [***] the determination of the [***] shall be made by (a) [***], or (b) [***]. The determination of [***].

1.69        “Non-Breaching Party” has the meaning set forth in Section 9.2.1.

1.70        “Non-Governmental Authority” means any public body (including the National Institute of Clinical Excellence and the Scottish Medicines Consortium in the U. K.; the Institute for Quality and Efficiency in Healthcare in Germany; the Technical Scientific Commission in Italy; the Directorate of Pharmacy and Healthcare Products in Spain; and the National Union of Health Insurance Funds and the National Authority of Health in France) or non-Governmental Authority (including “Sick Funds” in Germany) with the authority to control, approve, recommend or otherwise determine pricing and reimbursement of pharmaceutical products, including those with authority to enter into risk sharing schemes or to impose retroactive price reductions, discounts, or rebates.

1.71        “Notice Period” has the meaning set forth in Section 9.2.1.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.72        “Novartis” has the meaning set forth in the preamble hereto.

1.73        “Novartis Anti-Bribery Policy” means Novartis’ Anti-Bribery Policy as published at https://www.novartis.com/sites/www.novartis.com/files/anti-bribery-policy-en.pdf, as the same may be amended, modified or supplemented from time to time.

1.74        “Novartis Code of Conduct” means the Novartis Code of Conduct for Third Parties as published at https://www.novartis.com/sites/www.novartis.com/files/Novartis_TP_Code.pdf, as the same may be amended, modified or supplemented from time to time.

1.75         “Novartis Regulatory Documentation” means the Regulatory Documentation which is specific to the Reference Product.

1.76        “Parent Guaranty” has the meaning set forth in Section 10.18.

1.77        “Party” and “Parties” has the meaning set forth in the preamble hereto.

1.78        “Patents” means:  (i) all national, regional and international patents and patent applications, including provisional patent applications; (ii) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of the foregoing, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals and continued prosecution applications; (iii) any and all patents that have issued or in the future issue from the foregoing patent applications ((i) and (ii)), including utility models, petty patents, innovation patents and design patents and certificates of invention; (iv) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((i), (ii) and (iii)); and (v) any similar rights, including so-called pipeline protection or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any of such foregoing patent applications and patents.

1.79        “Payment” has the meaning set forth in Section 4.8.1.

1.80        “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.81        “Pricing Approval” means the governmental approval, agreement, determination or decision establishing prices for Licensed Product or Reference Product (as the context admits) that can be charged in regulatory jurisdictions where the applicable Governmental Authorities approve or determine the price of pharmaceutical products.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.82        “Priority Review” means [***].

1.83        “Product Trademarks” means the Trademark(s) used or to be used by Midatech or its Affiliates or its or their respective Sublicensees for the Commercialization of Licensed Products in the Territory and any registrations thereof or any pending applications relating thereto in the Territory including any unregistered Trademark rights related to the Licensed Products as may exist through use (excluding, in any event, any Corporate Names and any Trademarks that consist of or include any corporate name or corporate logo of the Parties or their Affiliates or its or their respective (sub)licensees (or Sublicensees)).

1.84        “Reference Product” means the pharmaceutical product, FARYDAK® (panobinostat), having FDA Reference ID: [***], and any international equivalent, the Intellectual Property Rights to which are Controlled by Novartis.

1.85        “Regulatory Approval” means (i) Drug Approval and all other approvals necessary for the commercial sale of Licensed Product or Reference Product (as the context admits) in a given country or regulatory jurisdiction; (ii) Pricing Approval (but only in those countries or regulatory jurisdictions where Pricing Approval is required by Applicable Law for commercial sale); (iii) Reimbursement Approval, but only in those countries or regulatory jurisdictions where Reimbursement Approval is required for the price paid for Licensed Product or Reference Product (as the context admits) to be reimbursed by a Governmental Authority or a Non-Governmental Authority with the authority to approve reimbursement; (iv) pre- and post-approval marketing authorizations (including any prerequisite Manufacturing approval or authorization related thereto) and (v) labeling approval.

1.86        “Regulatory Authority” means any applicable Governmental Authority or Non-Governmental Authority regulating or otherwise exercising authority with respect to the Exploitation of Licensed Products, Combination Products or any Improvement thereto or the Reference Product (as the context admits) in the Territory, including the FDA in the United States, the EMA in the European Union and the MHLW in Japan.

1.87        “Regulatory Documentation” means:  all (i) applications (including all INDs and Drug Approval Applications), registrations, licenses, authorizations and approvals (including Regulatory Approvals); (ii) correspondence and reports submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents with respect thereto, including all adverse event files and complaint files; and (iii) clinical, non-clinical and other data contained or relied upon in any of the foregoing; in each case ((i), (ii) and (iii)) relating to a Licensed Product, any Improvement thereto or the Reference Product (as the context admits).

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.88        “Regulatory Exclusivity Period” means, with respect to each Licensed Product in any country in the Territory, any period of data, market or other regulatory exclusivity (other than Patent exclusivity) granted or afforded by Applicable Law or by a Regulatory Authority in such country that confers exclusive marketing rights with respect to such Licensed Product in such country or prevents another party from using or otherwise relying on any data supporting the approval of the Drug Approval Application for such Licensed Product without the prior written consent of the holder of the Regulatory Approval.  Such data, market or other regulatory exclusivity may include new chemical entity exclusivity, new use, condition of use, or indication exclusivity, new formulation exclusivity, orphan drug exclusivity, non-patent related pediatric exclusivity or any other applicable marketing or data exclusivity, including any such periods listed in the FDA’s Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”) or any such periods under national implementations in the EU of Article 10 of Directive 2001/83/ED, Article 14(11) of Parliament and Council Regulation (EC) No. 726/2004, Parliament and Council Regulation (ED) No. 141/2000 on orphan medicines, Parliament and Council Regulation (ED) No. 1901/2006 on medicinal products for pediatric use and all international equivalents of any of the foregoing.

1.89        “Regulatory Milestones” has the meaning set forth in Section 4.2.1.

1.90        “Reimbursement Approval” means the approval, agreement, determination or decision recommending or approving Licensed Product for use or establishing the prices for Licensed Product or Reference Product (as the context admits) that can be reimbursed in regulatory jurisdictions where the applicable Governmental Authority or Non-Governmental Authority approves, determines or recommends the reimbursement or use of pharmaceutical products.

1.91        “Representatives” has the meaning set forth in Section 3.7.

1.92        “Royalty Term” means, with respect to each Licensed Product and each country in the Territory, the period beginning on the date of the First Commercial Sale of such Licensed Product in such country and ending on the latest to occur of:  (i) the expiration of the last-to-expire Licensed Patent in such country; (ii) the expiration of Regulatory Exclusivity Period in such country for such Licensed Product; and (iii) the [***] anniversary of the First Commercial Sale of such Licensed Product in such country.

1.93        “Safety Data Exchange Agreement” means that certain safety data exchange agreement to be entered into by the Parties prior to first patient first visit of the applicable Clinical Trial.

1.94        “Senior Officer” means, with respect to Novartis, its CEO, Oncology Business Unit and, with respect to Midatech, its Chief Executive Officer.

1.95        “Sublicensee” means a Person, other than an Affiliate, that is granted a sublicense by Midatech or its Affiliate under the grants in Section 2.1, as provided in Section 2.2, including any distributors of Authorized Generic Versions of a Licensed Product, irrespective of whether such distributor is granted a sublicense hereunder.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

1.96        “Term” has the meaning set forth in Section 9.1.

1.97        “Termination Notice” has the meaning set forth in Section 9.2.1.

1.98        “Territory” means the entire world.

1.99        “Third Party” means any Person other than Novartis, Midatech and their respective Affiliates.

1.100      “Third Party Claims” has the meaning set forth in Section 8.1.

1.101      “Trademark” means any word, name, symbol, color, shape, designation or any combination thereof, including any trademark, service mark, trade name, brand name, sub-brand name, trade dress, product configuration rights, program name, delivery form name, certification mark, collective mark, logo, tagline, slogan, design or business symbol, that functions as an identifier of source, origin or quality, whether or not registered, and all statutory and common law rights therein and all registrations and applications therefor, together with all goodwill associated with, or symbolized by, any of the foregoing.

1.102      “United States” or “U.S.” means the United States of America and its territories and possessions (including the District of Columbia and Puerto Rico).

1.103      “VAT” has the meaning set forth in Section 4.8.2.

1.104     “Voucher” means (i) a priority review voucher issued by the United States Secretary of Health and Human Services, including as delegated to the U.S. Food and Drug Administration, to Midatech or its Affiliate or Sublicensee as the sponsor of a rare pediatric disease, tropical disease, or medical countermeasure product application, that entitles the holder of such voucher to Priority Review of a single human drug application submitted under section 505(b)(1) or section 351(a) of the FFDCA, or (ii) [***].  For the avoidance of doubt, the definition of Voucher [***].

1.105      “Voucher Payment” has the meaning set forth in Section 4.5.

1.106      “Voucher Payment Trigger Event” means the occurrence of [***] (i) [***] (ii) [***].

1.107      “Voucher Sale or Use” means (i) [***] or (ii) [***].

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

ARTICLE 2
GRANT OF RIGHTS

2.1.     Grants to Midatech.  Subject to Sections 2.2 and 2.3 and the other terms and conditions of this Agreement, Novartis hereby grants to Midatech:

2.1.1.          a [***] license, with the right to grant sublicenses in accordance with Section 2.2, under the Licensed Patents to Exploit the Licensed Products in the Field in the Territory; and

2.1.2.          a [***] license [***], with the right to grant sublicenses in accordance with Section 2.2, under the Novartis Regulatory Documentation as necessary for purposes of Exploiting the Licensed Products in the Field in the Territory.

2.2.     Sublicenses.   Midatech shall have the right to grant sublicenses, through multiple tiers of sublicensees, under the licenses granted in Sections 2.1.1 and 2.1.2, to its Affiliates and Third Parties; provided that any such sublicenses shall be (i) solely with respect to the Commercialization (but not research, Development or Manufacture) of Licensed Products, (ii) in the case of Third Parties only, subject to Novartis’ prior written consent, not to be unreasonably withheld, and (iii) consistent with, and expressly made subject to, the terms and conditions of this Agreement.  Midatech shall cause each Sublicensee to comply with the applicable terms and conditions of this Agreement, as if such Sublicensee were a Party to this Agreement.  Midatech hereby (x) guarantees the performance of its Affiliates and permitted Sublicensees that are sublicensed as permitted herein and the grant of any such sublicense shall not relieve Midatech of its obligations under this Agreement, except to the extent they are satisfactorily performed by such Sublicensee and (y) waives any requirement that Novartis exhaust any right, power or remedy, or proceed against any Sublicensee for any obligation or performance under this Agreement prior to proceeding directly against Midatech.  A copy of any draft sublicense agreement shall be provided to Novartis prior to its execution as part of the Novartis approval process and a copy of any sublicense agreement executed by Midatech shall be provided to Novartis within [***] days after its execution; provided that in each case the financial terms of any such sublicense agreement to the extent not pertinent to an understanding of a Party’s obligations or benefits under this Agreement may be redacted.  Midatech shall provide Novartis with any additional materials reasonably requested by Novartis in order for Novartis to verify that such sublicense is in compliance with the terms and conditions of this Agreement.

2.3.     Retention of Rights; Limitations Applicable to License Grants.

2.3.1.          Retained Rights of Novartis.  Notwithstanding anything to the contrary in this Agreement and without limitation of any rights granted to, or reserved by, Novartis pursuant to any other term or condition of this Agreement, Novartis hereby expressly retains, on behalf of itself and its Affiliates (and on behalf of its licensors and contractors) all right, title and interest in and to the (i) Licensed Patents, (ii) Novartis Regulatory Documentation, (iii) Novartis’ Corporate Names and (iv) all other Intellectual Property Rights of Novartis, in each case, for any and all purposes of Novartis, its Affiliates and its and their contractors, subject only to the rights and licenses granted to Midatech under this Agreement.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

2.3.2.          [***]

2.3.3.          No Other Rights Granted by Novartis.  Except as expressly provided in this Agreement, Novartis grants no other right or license, express or implied, including any rights or licenses to any other Patent, Trademark or other Intellectual Property Rights not otherwise expressly granted herein, whether to Midatech or any other Person, including any Third Party that Manufactures any Licensed Product or the API, and Novartis reserves the right to prosecute any infringement of its Intellectual Property Rights against any such Third Party.

2.4.     Grant to Novartis.  In the event that (i) Midatech terminates this agreement pursuant to Section 9.2.2 or (ii) Novartis terminates this Agreement pursuant to Section 9.2.1, Midatech shall, and hereby does, grant to Novartis a [***], fully paid-up and royalty-free, perpetual, irrevocable, right and license in the Territory, for any and all uses and purposes, with the right to freely assign and grant sublicenses solely to Novartis’ Affiliates, under Midatech’s rights in the Midatech Information and Improvements (including the Midatech Safety Data).

ARTICLE 3
DEVELOPMENT, REGULATORY AND COMMERCIALIZATION ACTIVITIES; REPRESENTATIVES

3.1.     Development.

3.1.1.          Diligence.  As between the Parties, Midatech shall be solely responsible for all aspects of the research and Development of Licensed Products in the Field in the Territory.  Midatech shall (i) use all reasonable efforts to (a) research, Develop, and obtain and maintain Regulatory Approvals for, Licensed Products in accordance with the Development Plan and the timelines set forth therein and (b) achieve the Development and Regulatory Milestones, and (ii) administer the first dosing of the first human subject in a Clinical Trial of a Licensed Product on or before [***].  Midatech shall perform or cause to be performed its Development activities hereunder in good scientific manner and in compliance with all Applicable Law, GCP, GLP, cGMP and the Novartis Code of Conduct, by allocating sufficient time, effort, equipment, and skilled personnel to complete such Development activities.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

3.1.2.          Development Plan.  Attached hereto as Schedule 3.1.2 is the initial plan for the Development of the initial Licensed Product in the Field in the Territory and such plan shall be updated and amended from time to time by Midatech to reflect subsequent plans for Development of Licensed Product in the Field in the Territory (the “Development Plan”).  In addition to plans for Development of Licensed Product in the Field in the Territory, the Development Plan shall also include any information in respect of the selection, optimization, clinical development and regulatory activities for a CED Device, if applicable, that is reasonably related to the Development and Commercialization of the Licensed Product.  Midatech shall provide Novartis with a copy of the updated and amended Development Plan (i) at least [***] per Calendar Year, on [***], and (ii) as promptly as reasonably practicable after adoption of any material updates or amendments thereto; provided that any such updates shall contain summary status reports on the progress of the Clinical Trials in relation to the Development Plan.

3.1.3.          Development Costs.  Midatech shall be responsible for all costs and expenses in connection with the research and Development of, and obtaining and maintaining Regulatory Approvals for, the Licensed Products in the Field in the Territory.

3.1.4.          Development Records.  Midatech shall, and shall cause its Affiliates and its and their respective Sublicensees to, maintain, in good scientific manner, complete and accurate books and records pertaining to research and Development of Licensed Products hereunder, in sufficient detail to verify compliance with its obligations under this Agreement.  Such books and records shall (i) be appropriate for patent and regulatory purposes, (ii) be in compliance with Applicable Law, (iii) properly reflect all work done and results achieved in the performance of its research and Development activities hereunder, (iv) record only such activities and not include or be commingled with records of activities outside the scope of this Agreement and (v) be retained by Midatech for at least [***] years after the expiration or termination of this Agreement in its entirety or for such longer period as may be required by Applicable Law.  Novartis shall have the right, during normal business hours and upon reasonable notice, to inspect and copy all such books and records maintained pursuant to this Section 3.1.4 to verify compliance by Midatech with its obligations under this Agreement; provided that Novartis shall maintain such records and information disclosed therein in confidence accordance with Article 6.

3.1.5.          Development Reports.  Without limiting Section 3.1.4, within [***] days following the end of each [***] during which Midatech is conducting research or Development activities hereunder, Midatech shall provide Novartis with a written report setting forth (i) a reasonably detailed summary of such research or Development activities it has performed and anticipates performing under this Agreement and (ii) a reasonable expectation of when the Regulatory Milestones set forth in Section 4.2.1 will occur.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

3.2.     Regulatory Activities.

3.2.1.          Regulatory Approvals.  Except as otherwise set forth in this Section 3.2, Midatech shall have the sole right to prepare, obtain and maintain Drug Approval Applications (including the setting of the overall regulatory strategy therefor), other Regulatory Approvals and other submissions (including INDs) and to conduct communications with the Regulatory Authorities, for Licensed Products in the Field in the Territory in its name.

3.2.2.           Regulatory Materials. With respect to each Licensed Product, Midatech shall promptly provide Novartis with:  (i) notices of regulatory filings,  preclinical and clinical safety events or signals (“Midatech Safety Data”), any clinical holds, revocations of Regulatory Approvals with respect to any such Licensed Product and any Licensed Product recalls or withdrawals in the Territory; and (ii) reasonable responses to inquiries by Novartis regarding the Regulatory Approval and Commercialization processes for any Licensed Product, including reasonable access to Midatech’s personnel in connection with such inquiries.  Midatech shall use reasonable efforts to implement procedures reasonably designed to avoid any failure to provide any material required to be provided to Novartis under this Section 3.2.2 and to cure any such failure promptly after its discovery.

3.2.3.          Recalls, Suspensions or Withdrawals.  Midatech shall notify Novartis promptly (but in no event later than [***]) following its determination that any event, incident or circumstance has occurred that may result in the need for a recall, market suspension or market withdrawal of a Licensed Product in the Field in any country in the Territory and shall include in such notice the reasoning behind such determination and any supporting facts; provided that such notice shall be required whether such recall or withdrawal is related to either commercial or clinical use of a Licensed Product.  As between the Parties, Midatech shall have the right to make the final determination whether to voluntarily implement any such recall, market suspension or market withdrawal in the Field in any country in the Territory; provided that prior to any implementation of such a recall, market suspension or market withdrawal, Midatech shall consult with Novartis and shall consider Novartis’ comments in good faith.  If a recall, market suspension or market withdrawal is mandated by a Regulatory Authority in the applicable country in the Territory, as between the Parties, Midatech shall initiate such a recall, market suspension or market withdrawal in compliance with Applicable Law.  For all recalls, market suspensions or market withdrawals undertaken pursuant to this Section 3.2.3, as between the Parties, Midatech shall be solely responsible for the execution thereof.  Subject to Article 8, Midatech shall be responsible for all costs of any such recall, market suspension or market withdrawal.

3.2.4.          Pharmacovigilance.

(i)          Midatech shall establish, hold and maintain (at Midatech’s sole cost and expense) the global safety database for Licensed Products.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

(ii)          Should Novartis determine that there is a need for a Safety Data Exchange Agreement, Midatech shall cooperate in good faith and enter into such agreement promptly following such determination by Novartis.

(iii)          Midatech shall be solely responsible for compliance with all Applicable Laws pertaining to safety reporting for any Licensed Product, Clinical Trial and related activities.  As applicable, safety information will be exchanged between the Parties in accordance with the terms of the Safety Data Exchange Agreement (if any).

(iv)          Important safety findings from signal detection using such global safety database or other sources shall be reported to Novartis within [***] in the absence of a Safety Data Exchange Agreement.  Should a Safety Data Exchange Agreement be in place, the terms of the Safety Data Exchange Agreement shall prevail.

3.3.     Commercialization.

3.3.1.          Diligence.  As between the Parties, Midatech shall be solely responsible for, and shall use reasonable efforts to, Commercialize the Licensed Products in the Field throughout the Territory taking into account [***].

3.3.2.          Commercialization Costs.  Midatech shall be solely responsible for all costs and expenses in connection with the Commercialization of the Licensed Products in the Field in the Territory.

3.3.3.          Commercialization Records.  Without limitation of Section 4.10, Midatech shall maintain complete and accurate books and records pertaining to Commercialization of Licensed Products hereunder, in sufficient detail to verify compliance with its obligations under this Agreement and which shall be in compliance with Applicable Law and properly reflect all work done and results achieved in the performance of its Commercialization activities.  Such books and records shall be retained by Midatech for at least [***] years after the expiration or termination of this Agreement in its entirety or for such longer period as may be required by Applicable Law.  Novartis shall have the right, during normal business hours and upon reasonable notice, to inspect and copy all such books and records maintained pursuant to this Section 3.3.3 to verify compliance by Midatech with its obligations under this Agreement; provided that Novartis shall maintain such records and information disclosed therein in confidence accordance with Article 6.

3.3.4.          Commercialization Reports.  Without limiting Section 3.3.3, within [***] days following (i) the First Commercial Sale of a Licensed Product and (ii) the end of each Calendar Year after the First Commercial Sale of a Licensed Product, Midatech shall provide to Novartis with a written report setting forth (a) an overview of the Commercialization activities it has performed and anticipates performing under this Agreement and (b) a reasonable expectation of when the milestones set forth in Section 4.2.2 will occur.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

3.4.    Supply of API.  Midatech shall have the sole responsibility for, at its sole cost and expense, Manufacturing (or having Manufactured) and supplying the API and Licensed Products for its research, Development and Commercialization activities in the Territory.  Midatech shall inform Novartis of all Third Parties Manufacturing and supplying the API and Licensed Products for its research, Development and Commercialization activities in the Territory.  At the request of Novartis, Midatech shall immediately cease and discontinue any Manufacture or supply arrangements for the API or Licensed Products with any Third Party that Novartis reasonably believes infringes any Patent owned or controlled by Novartis in respect of such Manufacture or supply (other than the Licensed Patents used in accordance with this Agreement).

3.5.     Statements and Compliance with Applicable Law.  Midatech shall and shall cause its Affiliates and its and their respective Sublicensees to, comply with all Applicable Law, GDP,  cGMP, the Novartis Code of Conduct and the Novartis Anti-Bribery Policy with respect to the Commercialization and Manufacture of Licensed Products and API (as applicable).

3.6.     Subcontracting Subject to Section 2.2, Midatech may subcontract with a Third Party to perform any or all of its obligations under Section 3.3 hereof (including by appointing one or more distributors); provided that (i) no such permitted subcontracting shall relieve Midatech of obligation hereunder (except to the extent satisfactorily performed by such subcontractor) or any liability and Midatech shall be and remain fully responsible and liable therefor and (ii) the agreement pursuant to which Midatech engages any Third Party subcontractor must (a) be consistent in all material respects with this Agreement, (b) contain terms obligating such subcontractor to comply with the confidentiality, intellectual property and all other relevant provisions of this Agreement and (c) contain terms obligating such subcontractor to permit Novartis rights of inspection, access and audit substantially similar to those provided to Novartis in this Agreement.  Midatech shall ensure that each subcontractor accepts and complies with all of the applicable terms and conditions of this Agreement as if such permitted subcontractor were a Party to this Agreement.  Midatech hereby waives any requirement that Novartis exhaust any right, power or remedy, or proceed against any subcontractor for any obligation or performance under this Agreement prior to proceeding directly against Midatech.

3.7.     Representatives.    As of the Effective Date, each Party shall appoint a person (a “Representative”) who shall oversee contact between the Parties for all matters and shall have such other responsibilities as the Parties may agree in writing after the Effective Date, which person may be replaced at any time by notice in writing to the other Party.  The Representatives shall work together to manage and facilitate the communication between the Parties under this Agreement, including the resolution (in accordance with the terms of this Agreement) of issues between the Parties that arise in connection with this Agreement.  The Representatives shall not have final decision-making authority with respect to any matter under this Agreement.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

ARTICLE 4
PAYMENTS AND RECORDS

4.1.     Upfront Payment.  In partial consideration of the rights granted by Novartis to Midatech hereunder, no later than [***] Business Days following the Effective Date, Midatech shall pay to Novartis a [***] upfront amount equal to [***].

4.2.     Milestones.

4.2.1.          Regulatory Milestones.  In partial consideration of the rights granted by Novartis to Midatech hereunder, Midatech shall pay to Novartis the following payments within [***] days after the achievement of each of the following milestone events (the “Regulatory Milestones”), which payments shall be non-refundable, non-creditable and fully earned upon the achievement of the applicable milestone event:

No.	Milestone Event	Milestone Payment
1.	[***]	[***]
2.	[***]	[***]
3.	[***]	[***]

For the avoidance of doubt, each milestone payment shall be payable one time only regardless of the number of Licensed Products Developed or Commercialized and regardless of the number of times any of the applicable Regulatory Milestones occurs with respect to any Licensed Product.

4.2.2.          Commercial Milestones.  In partial consideration of the rights granted by Novartis to Midatech hereunder, Midatech shall pay to Novartis the following payments pursuant to Section 4.4 within [***] days after the end of the Calendar Quarter in which the following milestone events are achieved, which payments shall be [***] and [***] upon the achievement of the applicable milestone event:

Milestone Event	Milestone Payment
The first time that aggregate Net Sales in the Territory of all Licensed Products in a given Calendar Year exceed [***] for such Calendar Year	[***]
The first time that aggregate Net Sales in the Territory of all Licensed Products in a given Calendar Year [***] for such Calendar Year	[***]
The first time that aggregate Net Sales in the Territory of all Licensed Products in a given Calendar Year exceed [***] for such Calendar Year	[***]
The first time that aggregate Net Sales in the Territory of all Licensed Products in a given Calendar Year [***] for such Calendar Year	[***]
The first time that aggregate Net Sales in the Territory of all Licensed Products in a given Calendar Year exceed [***] for such Calendar Year	[***]

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

The milestone payments in this Section 4.2.2 shall be payable only upon the first achievement of each milestone in a given Calendar Year and no amounts shall be due for subsequent or repeated achievements of such milestone event in subsequent Calendar Years, provided that in the event of the achievement of more than one milestone in a given Calendar Year, Midatech shall pay to Novartis a separate milestone payment with respect to each milestone event that is exceeded in such Calendar Year.

4.2.3.          Determination that Milestones Have Occurred.  Midatech shall notify Novartis (i) promptly, but in no event later than [***] Business Days after Midatech has been notified by the relevant Regulatory Authority, or otherwise becomes aware, of the achievement of each of the events identified as a milestone in Section 4.2.1, and (ii) promptly of the achievement of each of the events identified as a milestone in Section 4.2.2.  In the event that, notwithstanding the fact that Midatech has not provided Novartis such a notice, Novartis believes that any such milestone has been achieved, it shall so notify Midatech in writing and the Parties shall promptly meet and discuss in good faith whether such milestone has been achieved.  Any dispute under this Section 4.2.3 regarding whether or not such a milestone has been achieved shall be subject to resolution in accordance with Section 10.5.

4.3.     Royalties.

4.3.1.          [***] Royalty Rates.  As further consideration for the rights granted to Midatech hereunder, commencing upon the First Commercial Sale of a Licensed Product in the first country in the Territory Midatech shall pay to Novartis a royalty on Net Sales of all Licensed Products in the Territory in each Calendar Year during the Royalty Term at the following rates:

(i)          for that portion of aggregate Net Sales of all Licensed Products in the Territory during a Calendar Year less than [***], a royalty rate of [***];

(ii)          for that portion of aggregate Net Sales of all Licensed Products in the Territory during a Calendar Year greater than or equal to [***] but less than [***], a royalty rate of [***];

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

(iii)          for that portion of aggregate Net Sales of all Licensed Products in the Territory during a Calendar Year greater than or equal to [***] but less than [***], a royalty rate of [***]; and

(iv)          for that portion of aggregate Net Sales of all Licensed Products in the Territory during a Calendar Year greater than or equal to [***], a royalty rate of [***].

4.3.2.          [***] Royalty Rate.  As further consideration for [***], commencing upon the First Commercial Sale of a Licensed Product in the first country in the Territory, Midatech shall pay to Novartis a royalty on Net Sales of all Licensed Products in the Territory in each Calendar Year during the Royalty Term at a royalty rate of [***].

4.3.3.          Royalty Term.  Midatech shall have no obligation to pay any royalty with respect to Net Sales of any Licensed Product in any country after the Royalty Term for such Licensed Product in such country has expired.  Upon expiration of the Royalty Term with respect to a Licensed Product in any country in the Territory (i) the license grant to Midatech in Section 2.1.1 with respect to such Licensed Product shall become [***], fully-paid, royalty-free, perpetual and irrevocable for such Licensed Product in such country and (ii) the license grant to Midatech in Section 2.1.2 with respect to such Licensed Product shall [***] and shall [***].  In the event that a generic version of the Reference Product become available in any country in the Territory during the Term, [***].

4.4.     Royalty Payments and Reports.  Midatech shall calculate all amounts payable to Novartis pursuant to Sections 4.2.2 and 4.3.1 at the end of each Calendar Quarter, which amounts shall be converted to Dollars, in accordance with Section 4.7.  Midatech shall pay to Novartis the royalty and milestone amounts due with respect to a given Calendar Quarter within [***] days after the end of such Calendar Quarter.  Each payment of royalties and milestones due to Novartis shall be accompanied by a statement specifying the (i) amount of gross sales and quantities of units sold, (ii) Net Sales and deductions taken to arrive at Net Sales attributable to the Licensed Products in each country in the Territory during the applicable Calendar Quarter (including such amounts expressed in local currency and as converted to Dollars), (iii) Net Sales and deductions taken to arrive at Net Sales attributable to the Licensed Products in each country in the Territory during the applicable Calendar Year to date (including such amounts expressed in local currency and as converted to Dollars), (iv) whether any of the milestone events identified in Section 4.2.2 have been achieved (and if so, which one(s)) and (iv) a calculation of the amount of royalty payment due on such Net Sales for such Calendar Quarter.  Without limiting the generality of the foregoing, Midatech shall require its Affiliates and Sublicensees to account for their Net Sales and to provide such reports with respect thereto, as if such sales were made by Midatech.

4.5.     Voucher Payment.  As further consideration for the rights granted to Midatech hereunder, within [***] days of the Voucher Payment Trigger Event, Midatech shall pay to Novartis a [***] payment equal to [***] of the Net Voucher Proceeds (the “Voucher Payment”).  Notwithstanding the foregoing, to the extent that all, or any portion of, the Net Voucher Proceeds are contingent amounts otherwise payable but conditioned or deferred (“Contingent Voucher Proceeds”), Midatech shall pay to Novartis non-refundable, non-creditable payments equal to [***] of any Contingent Voucher Proceeds, if any, within thirty (30) days of Midatech’s receipt thereof.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

4.6.     Mode of Payment; Offsets.  All payments to Novartis under this Agreement shall be made by deposit of Dollars in the requisite amount to such bank account as Novartis may from time to time designate by notice to Midatech.  Midatech shall have no right to offset, set off or deduct any amounts from or against the amounts due to Novartis hereunder.

4.7.     Currency Exchange Rate.    Any payments in a currency other than US Dollars shall be converted to the US Dollar equivalent using the buying rate for the applicable currency of the country from which the royalties are payable, certified by the United States Federal Reserve Bank of New York, as published from time to time by the United States Federal Reserve Board, on the Internet at http://www.federalreserve.gov/releases/h10/, or elsewhere, in respect to the last Business Day of the Quarter ending immediately prior to the date on which the applicable royalty payment is due or the last date prior to such last Business Day for which such certified buying rate has been published by the United States Federal Reserve Board.

4.8.     Taxes.

4.8.1.          General.  The milestone payments and royalties payable by Midatech to Novartis pursuant to this Agreement (each, a “Payment”) shall be paid free and clear of any and all taxes, except for any withholding taxes required by Applicable Law.  Except as provided in this Section 4.8, Novartis shall be solely responsible for paying any and all taxes (other than withholding taxes required by Applicable Law to be deducted from Payments and remitted by Midatech) levied on account of, or measured in whole or in part by reference to, any Payments it receives.  Midatech shall deduct or withhold from the Payments any taxes that it is required by Applicable Law to deduct or withhold.  Notwithstanding the foregoing, if Novartis is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, it may deliver to Midatech or the appropriate Governmental Authority (with the assistance of Midatech to the extent that this is reasonably required and is requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve Midatech of its obligation to withhold such tax and Midatech shall apply the reduced rate of withholding or dispense with withholding, as the case may be; provided that Midatech has received evidence of Novartis’ delivery of all applicable forms (and, if necessary, its receipt of appropriate governmental authorization) at least [***] days prior to the time that the Payments are due; provided further, if Midatech makes a Payment to Novartis without deducting withholding tax and an amount of tax should have been withheld from such Payment, [***].  If, in accordance with the foregoing, [***].

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

4.8.2.          Value Added Tax.  Notwithstanding anything contained in Section 4.8.1, this Section 4.8.2 shall apply with respect to value added tax (“VAT”).  All Payments are exclusive of VAT.  If any VAT is chargeable in respect of any Payments, Midatech shall pay VAT at the applicable rate in respect of any such Payments following the receipt of a VAT invoice in the appropriate form issued by Novartis in respect of those Payments, such VAT to be payable on the later of the due date of the payment of the Payments to which such VAT relates and [***] days after the receipt by Midatech of the applicable invoice relating to that VAT payment.

4.9.     Interest on Late Payments.  If any payment due to either Party under this Agreement is not paid when due, then such paying Party shall pay interest thereon (before and after any judgment) at an annual rate (but with interest accruing on a daily basis) of [***] percent ([***]%) above the London Interbank Offered Rate for deposits in United States Dollars having a maturity of one (1) month published by the Intercontinental Exchange, as adjusted from time to time on the first London business day of each month, such interest to run from the date on which payment of such sum became due until payment thereof in full together with such interest.

4.10.   Financial Records.  Midatech shall and shall cause its Affiliates and its and their Sublicensees to, keep complete and accurate financial books and records pertaining to the Commercialization of Licensed Products hereunder, including books and records of gross sales and Net Sales of Licensed Products and quantities of units sold, in sufficient detail to calculate and verify all amounts payable hereunder.  Midatech shall and shall cause its Affiliates and its and their Sublicensees to, retain such books and records until the later of (i) [***] years after the end of the period to which such books and records pertain, (ii) the expiration of the applicable tax statute of limitations (or any extensions thereof) and (iii) for such period as may be required by Applicable Law.

4.11.   Audit.  At the request of Novartis, Midatech shall and shall cause its Affiliates and its and their Sublicensees to, permit Novartis or an independent auditor designated by Novartis and reasonably acceptable to Midatech, at reasonable times and upon reasonable notice, to audit the books and records maintained pursuant to Section 4.10 to ensure the accuracy of all reports and payments made hereunder.  Except as provided below, the cost of this audit shall be borne by Novartis, unless the audit reveals, with respect to a period, a variance of the [***], from the reported amounts for such period, in which case Midatech shall bear the cost of the audit.  Unless disputed pursuant to Section 4.12 below, if such audit concludes that (a) additional amounts were owed by Midatech, Midatech shall pay the additional amounts, with interest from the date originally due as provided in Section 4.9 or (b) excess payments were made by Midatech, Novartis shall reimburse such excess payments, in either case ((a) or (b)), within [***] days after the date on which such audit is completed by Novartis.

4.12.   Audit Dispute.  In the event of a dispute with respect to any audit under Section 4.11, Novartis and Midatech shall work in good faith to resolve the disagreement.  If the Parties are unable to reach a mutually acceptable resolution of any such dispute within [***] days, the dispute shall be submitted for resolution to a certified public accounting firm jointly selected by each Party’s certified public accountants or to such other Person as the Parties shall mutually agree (the “Auditor”).  The decision of the Auditor shall be final and the costs of such arbitration as well as the initial audit shall be borne between the Parties in such manner as the Auditor shall determine.  Not later than [***] days after such decision and in accordance with such decision, Midatech shall pay the additional amounts, with interest from the date originally due as provided in Section 4.9 or Novartis shall reimburse the excess payments, as applicable.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

ARTICLE 5
INTELLECTUAL PROPERTY

5.1.     Ownership of Intellectual Property.

5.1.1.          Ownership of Technology.  As between the Parties, each Party shall own and retain all right, title and interest in and to any and all: (i) Information, Improvements and other inventions that are conceived, discovered, developed or otherwise made by or on behalf of such Party or its Affiliates or its or their (sub)licensees (or Sublicensees), as applicable, under or in connection with this Agreement, whether or not patented or patentable and any and all Patents and other Intellectual Property Rights with respect thereto (with respect to Midatech, the “Midatech Information and Improvements”); and (ii) other Information, inventions, Patents and other Intellectual Property Rights that are owned or otherwise controlled (other than pursuant to the license grants set forth in Section 2.1) by such Party or its Affiliates or its or their (sub)licensees (or Sublicensees) (as applicable) outside of this Agreement.

5.1.2.          Ownership of Product Trademarks.

(i)          As between the Parties, Midatech shall own all right, title and interest to the Product Trademarks in the Territory.

(ii)          Midatech shall provide Novartis with at least [***] months’ advanced written notice prior to registering and using any Product Trademark in the Territory, which notice shall include all pertinent details with respect to such Product Trademark.

5.1.3.          Ownership of Corporate Names.  As between the Parties, Novartis shall retain all right, title and interest in and to its Corporate Names.

5.2.     Maintenance and Prosecution of Patents.

5.2.1.          In General.  As between the Parties, Novartis shall have the sole and exclusive right to prepare, file, prosecute and maintain the Licensed Patents, including any related interference, re-issuance, re-examination and opposition proceedings with respect thereto, in the Territory, in each case, at Novartis’ sole cost and expense.

5.3.     Enforcement of Patents.

5.3.1.          Notice.  Each Party shall promptly notify the other Party in writing of (i) any alleged or threatened infringement of the Licensed Patents in any jurisdiction in the Territory or (ii) any certification filed under the Hatch-Waxman Act claiming that any Licensed Patents are invalid or unenforceable or claiming that any Licensed Patents would not be infringed by the making, use, offer for sale, sale or import of a product for which an application under the Hatch-Waxman Act is filed or any equivalent or similar certification or notice in any other jurisdiction, in each case ((i) and (ii)) of which such Party becomes aware (an “Infringement”).

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

5.3.2.          Enforcement of Patents.  As between the Parties, Novartis shall have the sole and exclusive right, but not the obligation, to prosecute any Infringement with respect to the Licensed Patents, including as a defense or counterclaim in connection with any Third Party Infringement Claim, at Novartis’ sole cost and expense. Any recovery realized as a result of such litigation described above in this Section 5.3 (whether by way of settlement or otherwise) shall be retained by Novartis.

5.3.3.          Cooperation.  Midatech shall, and shall cause its Affiliates and its and their Sublicensees to, assist and cooperate fully with Novartis in any Infringement action pursuant to this Section 5.3, including by making the inventors, applicable records, documents (including laboratory notebooks) with respect to the relevant Patents and other evidence of Midatech available to Novartis on Novartis’ request, furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, and making its employees available at reasonable business hours; provided that, Novartis shall reimburse Midatech for its reasonable and verifiable out-of-pocket costs and expenses incurred in connection therewith.

5.4.     Invalidity or Unenforceability Defenses or Actions.  Each Party shall promptly notify the other Party in writing of any alleged or threatened assertion of invalidity or unenforceability of any of the Licensed Patents by a Third Party, including, any declaratory judgment proceeding, inter partes review, post-grant review or other opposition proceeding with respect thereto, of which such Party becomes aware.  As between the Parties, Novartis shall have the sole and exclusive right, but not the obligation, to defend and control the defense of the validity and enforceability of the Licensed Patents at its sole cost and expense, including, when such invalidity or unenforceability is raised as a defense or counterclaim in connection with an Infringement action initiated pursuant to Section 5.3.  Midatech shall, and shall cause its Affiliates and its and their Sublicensees to, assist and cooperate with Novartis, as Novartis may reasonably request from time to time. in connection with its activities set forth in this Section 5.4, including where necessary, furnishing a power of attorney solely for such purpose or joining in, or being named as a necessary party to, such action, providing access to relevant documents and other evidence and making its employees available at reasonable business hours; provided that Novartis shall reimburse Midatech for its reasonable and verifiable out-of-pocket costs and expenses incurred in connection therewith.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

5.5.     Corporate Names.   Midatech shall not and shall not permit its Affiliates or its or their Sublicensees to, (i) use in their respective businesses, any Trademarks, including any Product Trademarks, that are confusingly similar to, misleading or deceptive with respect to or that dilutes any (or any part) of the Corporate Names, (ii) do any act that endangers, destroys or similarly affects, in any material respect, the value of the goodwill pertaining to the Corporate Names or (iii) attack, dispute or contest the validity of or ownership of the Corporate Names anywhere in the Territory or any registrations issued or issuing with respect thereto or any pending registration thereof.  Midatech agrees and shall cause its Affiliates and Sublicensees, to conform (x) to the customary industry standards for the protection of the Trademarks and to such trademark usage guidelines as Novartis may furnish from time to time with respect to the use of the Corporate Names and (y) to adhere to and maintain the highest quality standards of Novartis with respect to goods sold and services provided under the Corporate Names.

5.6.     Orange Book Listing.   Midatech and Novartis will cooperate with regard to the listing of any of the Licensed Patents in connection with the Regulatory Approval of any Licensed Product in the Orange Book or foreign equivalent, provided, that Midatech shall not list such Licensed Patent without the prior written consent of Novartis, such consent not to be unreasonably withheld or delayed.

ARTICLE 6
CONFIDENTIALITY AND NON-DISCLOSURE

6.1.    Confidentiality Obligations.  At all times during the Term and for a period of [***] years following termination or expiration hereof in its entirety, each Party shall and shall cause its officers, directors, employees and agents to, keep confidential and not publish or otherwise disclose to a Third Party and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement.  “Confidential Information” means any technical, business or other information provided by or on behalf of one Party to the other Party, including information relating to the terms of this Agreement (subject to Section 6.5), information relating to any Licensed Product (including the Regulatory Documentation), any research, Development or Commercialization of any Licensed Product, any Information with respect thereto developed by or on behalf of the disclosing Party or its Affiliates or the scientific, regulatory or business affairs or other activities of either Party.  Notwithstanding the foregoing, the terms of this Agreement shall be deemed to be the Confidential Information of both Parties and both Parties shall be deemed to be the receiving Party and the disclosing Party with respect thereto.  Notwithstanding the foregoing, the confidentiality and non-use obligations under this Section 6.1 with respect to any Confidential Information shall not include any information that:

6.1.1.          is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no breach of this Agreement by the receiving Party;

6.1.2.          can be demonstrated by documentation or other competent proof to have been in the receiving Party’s possession prior to disclosure by the disclosing Party without any obligation of confidentiality with respect to such information;

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

6.1.3.          is subsequently received by the receiving Party from a Third Party who is not bound by any obligation of confidentiality with respect to such information;

6.1.4.          has been published by a Third Party or otherwise enters the public domain through no fault of the receiving Party in breach of this Agreement; or

6.1.5.          can be demonstrated by documentation or other competent evidence to have been independently developed by or for the receiving Party without reference to the disclosing Party’s Confidential Information.

Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the receiving Party.  Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the receiving Party unless the combination and its principles are in the public domain or in the possession of the receiving Party.

6.2.          Permitted Disclosures.  Each Party may disclose Confidential Information to the extent that such disclosure is:

6.2.1.          made in response to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial and local governmental or regulatory body of competent jurisdiction or, if in the reasonable opinion of the receiving Party’s legal counsel, such disclosure is otherwise required by law, including by reason of filing with securities regulators; provided, however, that the receiving Party shall first have given notice to the disclosing Party and given the disclosing Party a reasonable opportunity to quash such order or to obtain a protective order or confidential treatment requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided, further, that the Confidential Information disclosed in response to such court or governmental order shall be limited to that information which is legally required to be disclosed in response to such court or governmental order;

6.2.2.          made by or on behalf of the receiving Party to the Regulatory Authorities as required in connection with any filing, application or request for Regulatory Approval; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information to the extent practicable and consistent with Applicable Law;

6.2.3.          made by or on behalf of the receiving Party to a patent authority as may be reasonably necessary or useful for purposes of obtaining or enforcing a Patent; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

6.2.4.          made by or on behalf of the receiving Party (where Novartis is the receiving Party) to any Person in the medical or academic community that, on an unsolicited basis, has inquired about a Licensed Product (and the research and Development in respect thereof), including in connection with a proposal to conduct an investigator initiated trial (“IIT”) with respect to a Licensed Product, for the purpose of referring such Person to Midatech for further discussion; or

6.2.5.          made by or on behalf of the receiving Party to potential or actual investors, acquirers, licensees or sublicensees as may be necessary in connection with their evaluation of such potential or actual investment, acquisition, license or sublicense; provided, however, that such persons shall be subject to obligations of confidentiality and non-use with respect to such Confidential Information substantially similar to the obligations of confidentiality and non-use of the receiving Party pursuant to this Article 6 (with a duration of confidentiality and non-use obligations as appropriate that is no less than [***] years from the date of disclosure); provided, further, that if either Party seeks to disclose the terms of this Agreement to potential investors, acquirers, licensees or sublicensees, the Party seeking to disclose this Agreement must obtain the other Party’s prior written consent before disclosing this Agreement (such consent not to be unreasonably withheld, delayed or conditioned).

6.3.          Use of Name.  Except as expressly provided herein, neither Party shall mention or otherwise use the name, logo or Trademark of the other Party or any of its Affiliates or any of its or their (sub)licensees (or Sublicensees) (or any abbreviation or adaptation thereof) in any publication, press release, marketing and promotional material or other form of publicity without the prior written approval in accordance with the provisions of Section 10.7 of such other Party in each instance.  The restrictions imposed by this Section 6.3 shall not prohibit (i) either Party from making any disclosure identifying the other Party to the extent required in connection with its exercise of its rights or obligations under this Agreement and (ii) either Party from making any disclosure identifying the other Party that is required by Applicable Law or the rules of a stock exchange on which the securities of the disclosing Party are listed (or to which an application for listing has been submitted).

6.4.          SEC Filings and Other Disclosures. In addition to permitted disclosures under Section 6.2, either Party may also disclose the terms of this Agreement to the extent required, in the reasonable opinion of such Party’s legal counsel, to comply with Applicable Law, including the rules and regulations promulgated by the United States Securities and Exchange Commission, the Bank of England, the AIM Market of the London Stock Exchange or any equivalent governmental agency in any country in the Territory.  Before disclosing this Agreement or any of the terms hereof pursuant to this Section 6.4, the Parties will consult with one another on the terms of this Agreement to be redacted in making any such disclosure, with the disclosing Party providing as much advanced notice as is feasible under the circumstances, and giving consideration to the comments of the other Party. Further, if a Party discloses this Agreement or any of the terms hereof in accordance with this Section 6.4, such Party will, at its own expense, seek such confidential treatment of the financial terms and other confidential portions of this Agreement and such other terms, as may be reasonably requested by the other Party.  Notwithstanding anything to the contrary in this Section 6.4, on or prior to the Effective Date, Novartis and Midatech shall agree in writing on the terms to be redacted in the version of this Agreement that Midatech will file with the United States Securities and Exchange Commission and/or the AIM Market of the London Stock Exchange.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

6.5.          Public Announcements.  Neither Party shall issue any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without the other Party’s prior written consent, in accordance with the provisions of Section 10.7, except that such consent shall not be required for any such public announcement, press release or other disclosure that is (i) in the opinion of the disclosing Party’s counsel, required by Applicable Law or made pursuant to any rules or regulations of the United States Securities Exchange Commission, the AIM Market of the London Stock Exchange or any securities exchange on which the securities of the disclosing Party or any of its Affiliates are listed or traded (or to which an application for listing has been submitted), or (ii) issued in connection with routine or required filings made pursuant to any rules or regulations of the United States Securities Exchange Commission, the AIM Market of the London Stock Exchange or any securities exchange on which the securities of the disclosing Party or any of its Affiliates are listed or traded (or to which an application for listing has been submitted).  Each Party shall submit any proposed disclosure in writing to the other Party as far in advance as reasonably practicable (and in no event less than [***] Business Days prior to the anticipated date of disclosure) so as to provide a reasonable opportunity to comment thereon. Notwithstanding the foregoing, Midatech shall be permitted to release, at a date and time to be mutually agreed by the Parties, a press release to announce the execution of this Agreement in the form attached hereto as Schedule 6.5.  Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement or any amendment hereto that has already been publicly disclosed by such Party or by the other Party, in accordance with this Section 6.5; provided that such information remains accurate as of such time and provided the frequency and form of such disclosure are reasonable.

6.6.          Publications.   The Parties recognize the desirability of publishing and publicly disclosing the results of and information relating to Licensed Products.  Accordingly, Midatech shall be free to publicly disclose the results of and information regarding Licensed Products, subject to prior review and comment by Novartis in accordance with this Section 6.6.  Accordingly, not less than [***] days prior to publishing any abstracts, manuscripts, publications or public presentations relating to the Licensed Products, that includes Confidential Information of Novartis, or otherwise relating to the API or the Licensed Patents, Midatech shall provide Novartis with drafts thereof.  Novartis shall respond promptly, and in any event no later than [***] days after receipt of such drafts, provided that such period may be extended in the event Novartis shall have reasonable need for such extension, including to permit filings for patent protection and to otherwise address issues of Confidential Information or related competitive harm to the reasonable satisfaction of Novartis.  Midatech shall (i) comply with any reasonable request by Novartis to modify or delete any portion of the abstract, manuscript, publication or presentation containing or pertaining to Confidential Information of Novartis and (ii) consider in good faith any other comments of Novartis.   Midatech will comply with Applicable Law and standard academic practice regarding authorship of scientific publications and recognition of the contribution of other parties in any publication governed by this Section 6.6.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

6.7.          Return of Confidential Information.  Upon the effective date of the expiration or termination of this Agreement for any reason, either Party may request in writing and the non-requesting Party shall either, with respect to Confidential Information to which such non-requesting Party does not retain rights under the surviving provisions of this Agreement, at the non-requesting Party’s election, (i) promptly destroy all copies of such Confidential Information in the possession or control of the non-requesting Party and confirm such destruction in writing to the requesting Party or (ii) promptly deliver to the requesting Party, at the non-requesting Party’s sole cost and expense, all copies of such Confidential Information in the possession or control of the non-requesting Party.  Notwithstanding the foregoing, the non-requesting Party shall be permitted to retain such Confidential Information (x) to the extent necessary or useful for purposes of performing any continuing obligations or exercising any ongoing rights hereunder and, in any event, a single copy of such Confidential Information for archival purposes and (y) any computer records or files containing such Confidential Information that have been created solely by such non-requesting Party’s automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with such non-requesting Party’s standard archiving and back-up procedures, but not for any other uses or purposes.  All Confidential Information shall continue to be subject to the terms of this Agreement for the period set forth in Section 6.1.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1.          Mutual Representations and Warranties.  Novartis and Midatech each represents and warrants to the other, as of the Effective Date, and covenants, that:

7.1.1.          It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement;

7.1.2.          The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and do not violate:  (i) such Party’s charter documents, bylaws or other organizational documents; (ii) in any material respect, any agreement, instrument or contractual obligation to which such Party is bound; (iii) any requirement of any Applicable Law; or (iv) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party;

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

7.1.3.          This Agreement is a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights, judicial principles affecting the availability of specific performance and general principles of equity (whether enforceability is considered a proceeding at law or equity);

7.1.4.          It is not under any obligation, contractual or otherwise, to any Person that conflicts with or is inconsistent in any material respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder; and

7.2.          Additional Representations and Warranties of Novartis.  Novartis further represents and warrants to Midatech that:

7.2.1.          Novartis is the sole and exclusive owner of all of the Licensed Patents listed in Schedule 1.58 as of the Effective Date

7.2.2.          Novartis Controls the Licensed Patents and as of the Effective Date has the right to grant to Midatech the licenses and sublicenses in relation to the Licensed Patents that Novartis purports to grant hereunder.

7.2.3.          Solely to the extent that the inaccuracy of the following statements would have a material adverse effect on Midatech’s Exploitation of the Licensed Products:

(i)          to the knowledge of Novartis and except to the extent not yet due as of the Effective Date, all necessary and material application fees, registration fees, maintenance fees and renewal fees in respect of the Licensed Patents, as listed on Schedule 1.58, have been paid and, except to the extent not yet due as of the Effective Date, all necessary and material documents and certificates have been filed with the relevant agencies for the purpose of maintaining such Licensed Patents; and

(ii)          [***] to the knowledge of Novartis as of the Effective Date, there is no pending or threatened claim, judgement, interference or opposition against Novartis relating to the Licensed Patents.

7.3.          Additional Representations and Warranties of Midatech.  Midatech further represents and warrants to Novartis that (i) in advance of the signing of this Agreement, it has reviewed its internal programs in relation to the ability of Midatech and its Affiliates, agents, representatives, consultants and subcontractors hired in connection with this Agreement to adhere to the Novartis Code of Conduct and the Novartis Anti-Bribery Policy in performance of its obligations hereunder and (ii) Midatech and its Affiliates, agents, representatives, consultants and subcontractors hired in connection with this Agreement can and will continue to comply with the Novartis Code of Conduct and the Novartis Anti-Bribery Policy in performance of its obligations hereunder.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

7.4.          DISCLAIMER OF WARRANTIES.  EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH HEREIN (A)NEITHER PARTY MAKES ANY REPRESENTATIONS OR GRANTS ANY WARRANTIES, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR ANY WARRANTY AS TO THE VALIDITY OF ANY PATENTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND (B)  MIDATECH ACKNOWLEDGES AND AGREES THAT NOVARTIS MAKES NO REPRESENTATIONS OR GRANTS ANY WARRANTIES, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE THAT ANY LICENSED PRODUCT DOES NOT INFRINGE THE PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

7.5.          ADDITIONAL WAIVER.  EXCEPT FOR THE EXPRESS PROVISIONS SET OUT HEREIN, MIDATECH AGREES THAT:  (i) THE LICENSED PATENTS ARE LICENSED “AS IS,” “WITH ALL FAULTS,” AND “WITH ALL DEFECTS,” AND MIDATECH EXPRESSLY WAIVES ALL RIGHTS TO MAKE ANY CLAIM WHATSOEVER AGAINST NOVARTIS FOR MISREPRESENTATION OR FOR BREACH OF PROMISE, GUARANTEE OR WARRANTY OF ANY KIND RELATING TO THE LICENSED PATENTS; (II) MIDATECH AGREES THAT NOVARTIS WILL HAVE NO LIABILITY TO MIDATECH FOR ANY ACT OR OMISSION IN THE PREPARATION, FILING, PROSECUTION, MAINTENANCE, ENFORCEMENT, DEFENCE OR OTHER HANDLING OF THE LICENSED PATENTS; AND (III) MIDATECH IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER THE LICENSED PATENTS HAVE APPLICABILITY OR UTILITY IN MIDATECH’S CONTEMPLATED EXPLOITATION OF THE LICENSED PRODUCTS AND MIDATECH ASSUMES ALL RISK AND LIABILITY IN CONNECTION WITH SUCH DETERMINATION.

ARTICLE 8
INDEMNITY

8.1.          Indemnification of Novartis.  Midatech shall indemnify Novartis, its Affiliates, its or their (sub)licensees and its and their respective directors, officers, employees and agents and defend and save each of them harmless, from and against any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) incurred in connection with any and all suits, investigations, claims or demands of Third Parties (collectively, “Third Party Claims”) arising from, relating to, or occurring as a result of:  (i) the breach by Midatech of this Agreement, including the enforcement of Novartis’ rights under this Section 8.1; (ii) the gross negligence or willful misconduct on the part of Midatech or its Affiliates or its or their respective directors, officers, employees or agents in performing its or their obligations under this Agreement; or (iii) the Exploitation by Midatech or any of its Affiliates or its or their respective Sublicensees or its or their respective distributors or contractors of any Licensed Product in or for the Territory, including any claims of infringement or inducement of infringement of the Intellectual property rights of any Third Party and any product liability claims; except, in each case, for those Losses for which Novartis has an obligation to indemnify Midatech pursuant to Section 8.2 hereof, as to which Losses each Party shall indemnify the other to the extent of their respective liability.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

8.2.          Indemnification of Midatech.  Novartis shall indemnify Midatech, its Affiliates and their respective directors, officers, employees and agents and defend and save each of them harmless, from and against any and all Losses incurred in connection with any and all Third Party Claims arising from, relating to, or occurring as a result of:  (i) the breach by Novartis of this Agreement, including the enforcement of Midatech’s rights under this Section 8.2; or (ii) the gross negligence or willful misconduct on the part of Novartis or its Affiliates or its or their respective directors, officers, employees or agents in performing its obligations under this Agreement; except, in each case, for those Losses for which Midatech has an obligation to indemnify Novartis pursuant to Section 8.1 hereof, as to which Losses each Party shall indemnify the other to the extent of their respective liability for the Losses.

8.3.          Indemnification Procedures.

8.3.1.          Notice of Claim.  All indemnification claims in respect of a Party, its Affiliates or its or their (sub)licensees or their respective directors, officers, employees and agents shall be made solely by such Party to this Agreement (the “Indemnified Party”).  The Indemnified Party shall give the indemnifying Party prompt written notice (an “Indemnification Claim Notice”) of any Losses or discovery of fact upon which such indemnified Party intends to base a request for indemnification under this Article 8, but in no event shall the indemnifying Party be liable for any Losses that result from any delay in providing such notice.  Each Indemnification Claim Notice must contain a description of the claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known at such time).  The Indemnified Party shall furnish promptly to the indemnifying Party copies of all papers and official documents received in respect of any Losses and Third Party Claims.

8.3.2.          Control of Defense.  The indemnifying Party shall have the right to assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within [***] days after the indemnifying Party’s receipt of an Indemnification Claim Notice.  The assumption of the defense of a Third Party Claim by the indemnifying Party shall not be construed as an acknowledgment that the indemnifying Party is liable to indemnify the Indemnified Party in respect of the Third Party Claim, nor shall it constitute a waiver by the indemnifying Party of any defenses it may assert against the Indemnified Party’s claim for indemnification.  Upon assuming the defense of a Third Party Claim, the indemnifying Party may appoint as lead counsel in the defense of the Third Party Claim any legal counsel selected by the indemnifying Party; provided that it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).  In the event the indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall promptly, but in no event more than [***] Business Days, deliver to the indemnifying Party all original notices and documents (including court papers) received by the Indemnified Party in connection with the Third Party Claim.  Should the indemnifying Party assume the defense of a Third Party Claim, except as provided in Section 8.3.3, the indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with the analysis, defense or settlement of the Third Party Claim unless specifically requested in writing by the indemnifying Party.  In the event that it is ultimately determined that the indemnifying Party is not obligated to indemnify, defend or hold harmless the Indemnified Party from and against the Third Party Claim, the Indemnified Party shall reimburse the indemnifying Party for any and all reasonable and verifiable out-of-pocket costs and expenses (including attorneys’ fees and costs of suit) and any Losses incurred by the indemnifying Party in accordance with this Article 8 in its defense of the Third Party Claim.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

8.3.3.          Right to Participate in Defense.  Any Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose; provided, however, that such employment shall be at the Indemnified Party’s sole cost and expense unless (i) the employment thereof has been specifically authorized in writing by the indemnifying Party (in which case, the defense shall be controlled as provided in Section 8.3.2), (ii) the indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 8.3.2 (in which case the Indemnified Party shall control the defense) or (iii) the interests of the indemnitee and the indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both Parties under Applicable Law, ethical rules or equitable principles (in which case, the Indemnified Party shall control its defense).

8.3.4.          Settlement.  With respect to any Losses relating solely to the payment of money damages in connection with a Third Party Claim and that shall not result in the applicable indemnitee(s) becoming subject to injunctive or other relief or otherwise adversely affecting the business of the Indemnified Party in any manner and as to which the indemnifying Party shall have acknowledged in writing the obligation to indemnify the applicable indemnitee hereunder, the indemnifying Party shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, on such terms as the indemnifying Party, in its sole discretion, shall deem appropriate.  With respect to all other Losses in connection with Third Party Claims, where the indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 8.3.2, the indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss; provided it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).  If the indemnifying Party does not assume and conduct the defense of a Third Party Claim as provided above, the Indemnified Party may defend against such Third Party Claim and may settle such Third Party Claim without the prior written consent of the indemnifying Party.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

8.3.5.          Cooperation.  Regardless of whether the indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall and shall cause each indemnitee to, cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith.  Such cooperation shall include access during normal business hours afforded to the indemnifying Party to and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Third Party Claim and making Indemnified Parties and other employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and the indemnifying Party shall reimburse the Indemnified Party for all its, its Affiliates’ and its and their respective (sub)licensees’ or their respective directors’, officers’, employees’ and agents’, as applicable, reasonable and verifiable out-of-pocket expenses in connection therewith.

8.3.6.          Expenses.  Except as provided above, the costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party and its Affiliates and its and their respective (sub)licensees and their respective directors, officers, employees and agents, as applicable, in connection with any claim shall be reimbursed on a Calendar Quarter basis by the indemnifying Party, without prejudice to the indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

8.4.          Special, Indirect and Other Losses.  EXCEPT (i) IN THE EVENT OF WILLFUL MISCONDUCT OR FRAUD OF A PARTY OR OF A PARTY’S BREACH OF ITS OBLIGATIONS UNDER ARTICLE 6, (ii) AS PROVIDED UNDER SECTION 10.10, (iii) TO THE EXTENT ANY SUCH DAMAGES ARE REQUIRED TO BE PAID TO A THIRD PARTY AS PART OF A CLAIM FOR WHICH A PARTY PROVIDES INDEMNIFICATION UNDER THIS ARTICLE 8, NEITHER PARTY NOR ANY OF ITS AFFILIATES OR (SUB)LICENSEES SHALL BE LIABLE IN CONTRACT, TORT, NEGLIGENCE, BREACH OF STATUTORY DUTY OR OTHERWISE FOR ANY SPECIAL OR PUNITIVE DAMAGES OR FOR LOSS OF PROFITS SUFFERED BY THE OTHER PARTY.

8.5.          Insurance.  During the Term and for six (6) years thereafter, Midatech shall obtain and maintain comprehensive general liability insurance covering its obligations and activities hereunder, including products liability insurance and coverage for clinical trials, with reputable and financially secure insurance carriers in a form and at levels (i) normal and customary in the pharmaceutical industry generally for parties similarly situated and (ii) otherwise required by Applicable Law.  Upon request by Novartis, Midatech shall provide to Novartis evidence of its insurance coverage.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

ARTICLE 9
TERM AND TERMINATION

9.1.          Term and Expiration.  This Agreement shall commence on the Effective Date and, unless earlier terminated in accordance herewith, shall continue in force and effect until the date of expiration of the last Royalty Term for the last Licensed Product (such period, the “Term”).

9.2.          Termination.

9.2.1.          Material Breach.  In the event that either Party (the “Breaching Party”) shall be in material breach in the performance of any of its obligations under this Agreement, in addition to any other right and remedy the other Party (the “Non-Breaching Party”) may have, the Non-Breaching Party may terminate this Agreement by providing [***] days (the “Notice Period”) prior written notice (the “Termination Notice”) to the Breaching Party and specifying the breach and its claim of right to terminate; provided that the termination shall not become effective at the end of the Notice Period if the Breaching Party cures the breach specified in the Termination Notice during the Notice Period (or, if such default cannot be cured within the Notice Period, if the Breaching Party commences actions to cure such breach within the Notice Period and thereafter diligently continues such actions).

9.2.2.          Termination by Midatech.  Midatech may terminate this Agreement in its entirety, for any or no reason, upon [***] prior written notice to Novartis.

9.2.3.          Termination by Novartis.

(i)          In the event that Midatech or any of its Affiliates or Sublicensees, anywhere in the Territory, institutes, prosecutes or otherwise participates in (or in any way aids any Third Party in instituting, prosecuting or participating in), at law or in equity or before any administrative or regulatory body, including the U.S. Patent and Trademark Office or its foreign counterparts, any claim, demand, action or cause of action for declaratory relief, damages or any other remedy or for an enjoinment, injunction or any other equitable remedy, including any interference, re-examination, inter partes review, opposition or any similar proceeding, alleging that any claim in a Licensed Patent is invalid, unenforceable or otherwise not patentable or would not be infringed by Midatech’s activities absent the rights and licenses granted hereunder, Novartis shall have the right to immediately terminate this Agreement in its entirety, including the rights of any Sublicensees, upon written notice to Midatech.

9.2.4.          Termination for Insolvency.  In the event that either Party (i) files for protection under bankruptcy or insolvency laws, (ii) makes an assignment for the benefit of creditors, (iii) appoints or suffers appointment of a receiver or trustee over substantially all of its property that is not discharged within [***] days after such filing, (iv) proposes a written agreement of composition or extension of its debts, (v) proposes or is a party to any dissolution or liquidation, (vi) files a petition under any bankruptcy or insolvency act or has any such petition filed against that is not discharged within [***] days of the filing thereof or (vii) admits in writing to the other Party or publicly admits in writing its inability generally to meet its obligations as they fall due in the general course and such writing is not rescinded within [***] days of the delivery or disclosure thereof (each of (i) through (vii), an “Insolvency Event”), then the other Party may terminate this Agreement in its entirety with immediate effect upon providing written notice the Party to which the Insolvency Event relates.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

9.3.          Rights in Bankruptcy.  All rights and licenses granted under or pursuant to this Agreement by Midatech or Novartis are and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code.  The Parties agree that the Parties, as licensees of such rights under this Agreement, shall retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction.  The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against either Party under the U.S. Bankruptcy Code or any analogous provisions in any other country or jurisdiction, the Party hereto that is not a Party to such proceeding shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in the non-subject Party’s possession, shall be promptly delivered to it (i) upon any such commencement of a bankruptcy proceeding upon the non-subject Party’s written request therefor, unless the Party subject to such proceeding elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under clause (i) above, following the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefor by the non-subject Party.

9.4.          Consequences of Termination.  In the event of a termination of this Agreement for any reason all rights and licenses granted by Novartis hereunder shall immediately terminate, including, for clarity, any sublicense granted by Midatech pursuant to Section 2.2.  Within [***] days following the date of expiration or termination of this Agreement in its entirety, the Parties shall, at Novartis’ sole election, negotiate in good faith terms on which Novartis may obtain a right and license to any Intellectual Property Rights Controlled by Midatech in respect of any Licensed Product (other than Midatech’s rights in the Midatech Information and Improvements (including the Midatech Safety Data), to which, for clarity, Novartis has a [***], fully paid-up and royalty-free, perpetual, irrevocable, right and license in the Territory pursuant to Section 2.4).  The terms of any such right and license must be mutually agreed by the Parties in writing at the time of such negotiation.

9.5.          Remedies.  Except as otherwise expressly provided herein, termination of this Agreement in accordance with the provisions hereof shall not limit remedies that may otherwise be available to either Party in law or equity.

9.6.          Accrued Rights; Surviving Obligations.  Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration.  Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.  Without limiting the foregoing, Sections 2.4, 3.1.4, 3.3.3, 4.4, 4.6 through 4.12, 7.4 and 7.5, and Article 1 (to the extent defined terms are contained in the surviving Articles and Sections), Article 6,  Article 8, Article 9 and Article 10 of this Agreement shall survive the termination or expiration of this Agreement for any reason.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

ARTICLE 10
MISCELLANEOUS

10.1.          Force Majeure.  Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement (other than an obligation to make payments) when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, hurricanes, embargoes, shortages, epidemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any Governmental Authority (except to the extent such delay results from the breach by the non-performing Party or any of its Affiliates of any term or condition of this Agreement).  The non-performing Party shall notify the other Party of such force majeure within [***] days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration and any action being taken to avoid or minimize its effect.  The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform.

10.2.          Export Control.  This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States or other countries that may be imposed on the Parties from time to time.  Each Party agrees that it will not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity in accordance with Applicable Law.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.3.          Assignment.  Neither Party may assign its rights or, except as provided in Section 3.6, delegate its obligations under this Agreement, whether by operation of law or otherwise, in whole or in part without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, except that: (A) Novartis shall have the right, without such consent, to (i)  perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates or its or their (sub)licensees, and (ii) assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates or its or their (sub)licensees or to any successor in interest (whether by merger, acquisition, asset purchase or otherwise and whether on a worldwide or country-by-country basis) to (x) the Licensed Patents, (y) the API or the Reference Product or (z) all or substantially all of the business to which this Agreement relates; and (B) subject to Section 10.18, Midatech shall have the right, without such consent, to (i)  perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates and (ii) assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates or to any successor in interest (whether by merger or acquisition) ; provided that (i) any such successor in interest to Midatech shall have sufficient financial liquidity, resources and expertise to fulfill its obligations under this Agreement at the time of such merger or acquisition, and (ii) Novartis and Midatech shall provide written notice to the other within [***] days after such assignment or delegation.  Any permitted successor of a Party or any permitted assignee of all of a Party’s rights under this Agreement that has also assumed all of such Party’s obligations hereunder in writing shall, upon any such succession or assignment and assumption, be deemed to be a party to this Agreement as though named herein in substitution for the assigning Party, whereupon the assigning Party shall cease to be a party to this Agreement and shall cease to have any rights or obligations under this Agreement.  All validly assigned rights of a Party shall inure to the benefit of and be enforceable by, and all validly delegated obligations of such Party shall be binding on and be enforceable against, the permitted successors and assigns of such Party; provided that such Party, if it survives, shall remain jointly and severally liable for the performance of such delegated obligations under this Agreement.  Any attempted assignment or delegation in violation of this Section 10.3 shall be void and of no effect.

10.4.          Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (i) such provision shall be fully severable, (ii) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.  To the fullest extent permitted by Applicable Law, each Party hereby waives any provision of law that would render any provision hereof illegal, invalid or unenforceable in any respect.

10.5.          Dispute Resolution.  Except as provided in Section 4.12 or 10.10, if a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (collectively, a “Dispute”), then either Party shall have the right to refer such Dispute to the Senior Officers for attempted resolution by good faith negotiations during a period of [***] Business Days.  Any final decision mutually agreed to by the Executive Officers shall be conclusive and binding on the Parties.  In the event the Senior Officers are unable to resolve any Dispute in accordance with the provisions of this Section 10.5, the provisions of Section 10.6 shall apply.

10.6.          Governing Law, Jurisdiction and Service.

10.6.1.          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.  The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.6.2.          Jurisdiction.  Subject to Section 10.5 and Section 10.10, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of state and federal courts for the State of Delaware for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE THEIR RIGHT TO A JURY TRIAL.

10.6.3.          Venue.  The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the state and federal courts for the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.6.4.          Service.  Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 10.7.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

10.7.          Notices.

10.7.1.          Notice Requirements.  Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered (i) by hand, (ii) sent by facsimile transmission (with transmission confirmed), (iii) by internationally recognized overnight delivery service that maintains records of delivery or (iv) by electronic mail, including a PDF image, with signature(s), including digital signatures, as applicable (with delivery receipt), (in each case of (i)-(iv)) addressed to the Parties at their respective addresses specified in Section 10.7.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 10.7.1.  Such Notice shall be deemed to have been given as of the date delivered by hand, transmitted by facsimile (with transmission confirmed), on the second Business Day (at the place of delivery) after deposit with an internationally recognized overnight delivery service or delivered by electronic mail (with delivery receipt).  Any notice delivered by facsimile or electronic mail shall be confirmed by a hard copy delivered as soon as practicable thereafter.  This Section 10.7.1 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.7.2.          Address for Notice.

If to Midatech, to:

Midatech Pharma plc
65 Innovation Drive
Milton Park
Oxford
UK
OX14 4RQ

Attention: Jim Phillips
Email: jim.phillips@midatechpharma,com

with a copy (which shall not constitute notice) to:

Midatech Pharma plc
65 Innovation Drive
Milton Park
Oxford
UK
OX14 4RQ

Attention: Rob Rainey
E mail: rob.rainey@midatechpharma.com

If to Novartis, to:

Novartis Pharma AG
Forum 1
Novartis Campus
4056 Basel
Switzerland

Attention: Legal Department
with a copy (which shall not constitute notice) to:

Novartis Pharmaceuticals Corporation
One Health Plaza
East Hanover, NJ 07936

Attention: General Counsel
Facsimile: (973) 781 6012

and

Novartis Pharmaceuticals Corporation
One Health Plaza
East Hanover, NJ 07936
Attention: Head Global Oncology BD&L

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.8.          Entire Agreement; Amendments.  This Agreement, together with the Schedules attached hereto, sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understandings, promises and representations, whether written or oral, with respect thereto are superseded hereby.  Each Party hereby confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth in this Agreement.  No amendment, modification, release or discharge shall be binding on the Parties unless in writing and duly executed by authorized representatives of both Parties.  In the event of any inconsistencies between this Agreement and any schedules or other attachments hereto, the terms of this Agreement shall control.

10.9.          English Language.  This Agreement shall be written and executed in and all other communications under or in connection with this Agreement shall be in, the English language.  Any translation into any other language shall not be an official version thereof and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

10.10.          Equitable Relief.  Each Party acknowledges and agrees that the restrictions set forth in Article 5 and Article 6 are reasonable and necessary to protect the legitimate interests of the other Party and that such other Party would not have entered into this Agreement in the absence of such restrictions and that any breach or threatened breach of any provision of such Articles may result in irreparable injury to such other Party for which there will be no adequate remedy at law.  In the event of a breach or threatened breach of any provision of such Articles, the non-breaching Party shall be authorized and entitled to seek from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, specific performance and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which such non-breaching Party may be entitled in law or equity.  Both Parties agree to waive any requirement that the other Party (i) post a bond or other security as a condition for obtaining any such relief and (ii) show irreparable harm, balancing of harms, consideration of the public interest or inadequacy of monetary damages as a remedy.  Nothing in this Section 10.10 is intended or should be construed, to limit either Party’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.11.          Waiver and Non-Exclusion of Remedies.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  The waiver by either Party hereto of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise.  The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by Applicable Law or otherwise available except as expressly set forth herein.

10.12.          No Benefit to Third Parties.  Except as provided in Article 8, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties hereto and their successors and permitted assigns and they shall not be construed as conferring any rights on any other Persons.

10.13.          Further Assurance.  Each Party shall duly execute and deliver or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

10.14.          Relationship of the Parties.  It is expressly agreed that Novartis, on the one hand and Midatech, on the other hand, shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency.  Neither Novartis, on the one hand, nor Midatech, on the other hand, shall have the authority to make any statements, representations or commitments of any kind or to take any action that will be binding on the other, without the prior written consent of the other Party to do so.  All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such first Party.

10.15.          References.  Unless otherwise specified, (i) references in this Agreement to any Article, Section, Schedule or Exhibit shall mean references to such Article, Section, Schedule or Exhibit of this Agreement, (ii) references in any Section to any clause are references to such clause of such Section and (iii) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.16.          Construction.  The language in this Agreement is to be construed in all cases according to its fair meaning.  Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender applies to all genders and the word “or” is used in the inclusive sense (and/or). Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The captions of this Agreement are for convenience of reference only and in no way define, describe, extend, or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including,” “include,” or “includes” means including, without limiting the generality of any description preceding such term. Unless the context requires otherwise, (i) any reference to any Applicable Law will be construed as referring to such Applicable Law as from time to time enacted, repealed or amended, (ii) the word “notice” means notice in writing (whether or not specifically stated) and includes notices, consents, approvals and other written communications contemplated under this Agreement, (iii) any reference to any Person will be construed to include the Person’s successors and permitted assigns, (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, will be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (v) provisions that require that a Party or the Parties to “agree,” “consent” or “approve” or the like require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging), (vi) any reference to the words “mutually agree” or “mutual written agreement” will not impose any obligation on either Party to agree to any terms relating thereto or to engage in discussions relating to such terms except as such Party may determine in such Party’s sole discretion, (vii) the words “copy” and “copies” and words of similar import when used in this Agreement include, to the extent available, electronic copies, files or databases containing the information, files, items, documents or materials to which such words apply, and (viii) except as otherwise expressly provided herein all references to “$” or “Dollars” refer to the lawful money of the United States. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section. Each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption will apply against the Party which drafted such terms and provisions.

10.17.          Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile, PDF format via email or other electronically transmitted signatures and such signatures shall be deemed to bind each Party hereto as if they were original signatures.

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

10.18.          Midatech Parent Co. Guaranty.  Midatech Pharma plc, a company incorporated in England and Wales under registration number 3699618, whose registered office is at 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RQ United Kingdom, and a parent company of Midatech, (the “Guarantor”), (i) hereby unconditionally guarantees the due and punctual payment and performance of all of Midatech’s obligations and commitments under this Agreement, and (ii) without limiting the foregoing or being limited thereby, hereby further covenants to procure and cause Midatech and its Affiliates and its and their Sublicensees to take such actions that may be necessary or useful to support and duly complete the performance of Midatech’s obligations and commitments under this Agreement, including in relation to Novartis’ exercise of its rights under this Agreement, (collectively, (i) and (ii) the “Parent Guaranty”).  This Parent Guaranty is an irrevocable guaranty of payment and performance (and not just of collection) and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement, any assumption of any such guaranteed obligations by any other party or any other act or event that might otherwise operate as a legal or equitable discharge of Guarantor; provided, the total liability of the Guarantor shall not exceed the liability of Midatech under this Agreement.  Guarantor hereby waives all its rights to subrogation arising out of any payment or performance by Guarantor under this Parent Guaranty.  The obligations of Guarantor hereunder shall be absolute and unconditional, and shall not be affected by or contingent upon (a) the liquidation or dissolution of, or the merger or consolidation of Midatech with or into any corporation, or any sale or transfer by Midatech or all or any part of its or their property or assets, (b) the bankruptcy, receivership, insolvency, reorganization or similar proceedings involving or affecting Midatech, or (c) any modification, alteration, amendment or addition of or to the Agreement.  Guarantor hereby waives all suretyship defenses and protest, notice of protest, demand for performance, diligence, notice of any other action at any time taken or omitted by Novartis and, generally, all demands and notices of every kind in connection with this Parent Guaranty, and Midatech’s obligations hereby guaranteed, and which Guarantor may otherwise assert against Novartis.  This Parent Guaranty shall continue to be effective or shall be reinstated, as the case may be, if at any time payment or performance of any of the obligations of Midatech under this Agreement is rescinded or must otherwise be restored or returned by Novartis upon the insolvency, bankruptcy or reorganization of Midatech or otherwise.  Guarantor acknowledges that each of the waivers set forth in this Parent Guaranty is made with full knowledge of its significance and consequences and under the circumstances the waivers are reasonable and not contrary to public policy.  If any of said waivers is determined to be contrary to any Applicable Law or public policy, such waivers shall be effective only to the extent permitted by Applicable Law.

[SIGNATURE PAGE FOLLOWS]

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

THIS AGREEMENT IS EXECUTED by the authorized representatives of the Parties as of the date first written above.

NOVARTIS PHARMA AG		MIDATECH LIMITED
By:	/s/ Nigel Sheail	By:	/s/ James N. Phillips
Name:	Nigel Sheail	Name:	James N. Phillips
Title:	Head Business Development and Licensing	Title:	Chief Executive Officer

By:	/s/ J.M. Sequier
Name:	J.M. Sequier
Title:	Business Development and Licensing

As a party to this Agreement solely with respect to
the provisions of Section 10.18:

MIDATECH PHARMA PLC

By:	/s/ James N. Phillips
Name:	James N. Phillips
Title:	Chief Executive Officer

[Signature Page to License Agreement]

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Schedule 1.58
Licensed Patents

[***]

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Schedule 3.1.2
Development Plan

[***]

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Schedule 6.5
Announcement of License

[SEE ATTACHED]

CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[***]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Schedule 7.2.3

Licensed Patents [***]